AB 3/28

AB 3/8

12013033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowhead Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6030 Bethelview Road Suite 101
(No. and Street)

Cumming	CA	30040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks 404-841-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381	ATHENS	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

OATH OR AFFIRMATION

I, Curtis A. Weeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowhead Securities, Inc, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Curtis A Weeks
Signature

President
Title

Melisa Satterfield
Notary Public

MELISA SATTERFIELD
Notary Public
Forsyth County
State of Georgia
My Commission Expires Jan 3, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROWHEAD SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2011 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

ARROWHEAD SECURITIES, INC.

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors
ARROWHEAD SECURITIES, INC.

We have audited the accompanying statement of financial condition of Arrowhead Securities, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Securities, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 16, 2012

1720 EPPS BRIDGE PARKWAY, SUITE 108-381

ATHENS, GEORGIA 30606

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM

ARROWHEAD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash	$	24,605
TOTAL ASSETS	$	24,605

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES	$	-
STOCKHOLDERS' EQUITY:		
Capital stock $1 par value, 2,000 shares authorized, issued and and outstanding	$	2,000
Additional paid-in capital		27,999
Deficit		(5,394)
Total stockholders' equity		24,605
TOTAL	$	24,605

See Independent Auditors' Report and
Notes to Financial Statements.

ARROWHEAD SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE:	$	-
EXPENSES:		
Rent		2,032
Insurance		510
Regulatory		510
Office		427
State net worth tax		10
Total expenses		3,489
NET LOSS	$	(3,489)

See Independent Auditors' Report and
Notes to Financial Statements.

ARROWHEAD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

STOCKHOLDERS' EQUITY, JANUARY 1	$	6,062
Net loss		(3,489)
Stockholders' contributions to paid-in capital		22,032
STOCKHOLDERS' EQUITY, DECEMBER 31	$	24,605

See Independent Auditors' Report and
Notes to Financial Statements.

ARROWHEAD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITY - net loss	$	(3,489)
FINANCING ACTIVITY - contributions to paid-in capital		22,032
NET INCREASE IN CASH		18,543
CASH AT BEGINNING OF YEAR		6,062
CASH AT END OF YEAR	$	24,605

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Arrowhead Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"). In July, 2011, the Company reached an agreement with FINRA. Currently, the Company can engage in business set forth as follows:

"The firm will engage in the following business activities: A. Mutual fund retailer (application way); B. Broker selling variable annuities; C. Private placement of securities; D. Investment banking (specifically, advising on and facilitating mergers and acquisitions, financial restructuring, asset sales, and divestitures); and E. Commission sharing arrangements by making referrals to other broker dealers, for transactions in the following: corporate equity securities over the counter; corporate debt securities; U.S. government securities; options; unit investment trusts; time deposits in a financial institution (brokerage traded CDs); real estate investment trusts; and underwritings."

Income Taxes

Due to the insignificant, current year loss, there is no current tax expense or tax liability. The small loss will be carried-forward to reduce income tax expense in future tax years. Due to the Company being a start-up and the loss being immaterial, no deferred tax asset was recorded on the books for the year ended December 31, 2011.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net net capital of $24,605, which was $19,605 in excess of its required net capital of $5,000.

3. **RELATED PARTY TRANSACTIONS**

The Company and one of the shareholders have entered into a management expense sharing agreement (Agreement), whereby certain expenses of the Company will be assumed by the shareholder and allocated to the Company. Pursuant to rule 17a-3(a)(1) and (a)(2), applicable expenses and liabilities will be itemized and reflected and recorded on the books and records of the Company.

In 2011, the shareholder paid $2,378 in expenses on behalf of the Company. In lieu of cash payments, the shareholder elected to include the expenses paid on the Company's behalf as additional paid-in capital and reflected on the statement of financial condition.

4. **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

5. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. **SIPC ASSESSMENT RECONCILIATION**

The Company had no revenue for the year ended December 31, 2011. Thus, a SIPC-7 and Accountants' report on the SIPC Assessment Reconciliation is not included in this report.

ARROWHEAD SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 24,605
NET CAPITAL	24,605
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	$ 19,605

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2011.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Shareholders and Directors
Arrowhead Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of Arrowhead Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Windle J Bowden & Company

Atlanta, Georgia
February 16, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Arrowhead Securities, Inc.
6030 Bethelview Road, Suite 101
Cumming, GA 30040
FINRA
SEC# 8-68723
Fiscal Year ends in December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Curtis Weeks (404) 841-1010

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arrowhead Securities, Inc.
(Name of Corporation, Partnership or other organization)

Curtis H Weeks
(Authorized Signature)

President
(Title)

Dated the 24 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 01, 20 11
and ending Dec 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation